Filed pursuant to Rule 433

Registration Statement No. 333-148982

Zion Oil & Gas Newsletter

Thursday, November 1, 2012

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Dear Shareholder and/or Friend of Zion...

This is an update of significant events that have occurred since our last newsletter. Going forward, we will issue updates as company events or developments require. In between updates, you should consult all of our SEC filings, press releases, and website to keep up with company developments.

Management Changes

On October 25, 2012 Zion issued a press release announcing that, effective October 18, 2012, Zion’s Board of Directors unanimously appointed Mr. John Brown, Zion’s Executive Board Chairman, as Interim Chief Executive Officer, replacing Richard J. Rinberg who resigned from Zion on the same day by mutual agreement. Mr. Brown will continue to maintain his current responsibilities as Executive Board Chairman until a permanent Chief Executive Officer has been selected. To see the full press release, Click Here. http://www.zionoil.com/press-releases/zion-oil-gas-inc-names-new-interim-chief-executive-officer-additions-to-oil-gas-exploration-staffing

Mr. Brown is Zion’s founder and has been a director and Chairman of the Board of Directors since the Company’s organization in April 2000. From the Company’s inception he also served as President until October 2001 and Chief Executive Officer until September 2004. Prior to founding Zion, Mr. Brown actively sought a license for oil and gas exploration in Israel for many years where his efforts led to the Israeli government’s grant in May 2000 of the Ma'anit License in the Joseph Project, the precursor to Zion’s current Joseph License.

Mr. John Brown, Zion’s Newly Appointed Interim CEO

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In addition, Zion would also like to introduce the following key personnel additions:

•	Dr. Lee R. Russell has joined Zion as a Geoscience Consultant. Lee, a PhD geologist and geophysicist from Texas Tech University, has over 30 years’ experience in prospect development, basin and petroleum systems analysis, seismic stratigraphy, and tectonics. He has a proven track record in positively impacting the ongoing business of exploration organizations in both domestic and international environments. He has prior work experience with Shell Oil, Arco Exploration, and a variety of other oil and gas companies.

•	Mr. Glen H. Perry has rejoined Zion as an Operations Consultant in our Israel office. Glen was a founding member of Zion, serving on the Board of Directors and as President and Chief Operating Officer until 2009. He has a Master of Science degree in Petroleum Engineering from the University of Texas at Austin. He has 40 years’ experience in the domestic and international petroleum energy field, specializing in project evaluation and development, as well as senior management of oil and gas exploration and production companies.

I feel very strongly that the appointment of John Brown as Interim CEO, along with the recent additions of Lee Russell and Glen Perry to our overall team, positions us well to better manage the company with highly experienced oil and gas professionals at the top.

Mr. John Brown and Mr. Glen Perry

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In October, John Brown, Lee Russell, and I traveled to Israel to visit our staff and to work on a variety of strategically important company issues.

(left to right) Dr. Lee Russell (Geoscience Consultant), Victor Carrillo (President & COO),

Liat Schindler (Exploration Geophysicist), Dr. Eliezer Kashai (Chief Geologist),

Dr. Charlie Druckman (Board Technical Committee co-chair), Aaron Kahn (Senior Geologist)

Operations

(i) Asher-Menashe License Area

In late July and early August we re-entered our Elijah #3 well and acquired wireline log data, vertical seismic profile data, and sidewall core samples to obtain additional geologic and geophysical information to better evaluate the hydrocarbon potential of a shallower zone through which Zion penetrated while drilling the original well in 2009/2010.

The results of the sidewall core analysis by Core Laboratories in Houston, though inconclusive, noted residual trace amounts of oil with possible API gravity of 30-35. Coupled with a NuTech petrophysical analysis suggesting possible oil production, Zion has decided to re-enter (for a second time) the Elijah #3 well to seek critical reservoir pressure and formation fluid data from the geologic zone of interest. Baker-Hughes, a globally active top-tier oil and gas service company, will assist us, employing their Reservoir Characterization Instrument (RCI) device downhole. We began field operations yesterday, October 31, 2012 and plan to complete operations in a few days. We believe that the results of this test will be pivotal in deciding our future course of action with respect to the Elijah #3 wellsite.

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Elijah #3 Re-entry Operations, Asher-Menashe License

(ii) Joseph License Area

Last month, the Geophysical Institute of Israel (GII) acquired for us 11 kilometers of 2-D seismic data in the southern portion of this license area and they are currently processing that data. GII plans to acquire another 9 kilometers of seismic data in early November. After both lines are acquired and processed, our exploration staff should have a better understanding of the southern Joseph License and its exploration potential.

(iii) Jordan Valley License Area

In our Jordan Valley License area, we have now completed processing, interpreting and integrating into our geologic model the seismic and gravity data that we acquired in May 2012. Following the analysis of this data, we have determined that additional pre-drilling exploratory work is needed before a drillable prospect, if any, can be matured and recommended in this license area. These additional studies could include acquiring additional seismic data and conducting basin history and petroleum system modeling, among other possibilities.

With the addition of our new Geoscience Consultant, Dr. Lee Russell, we are actively evaluating our geologic and geophysical database and we are intrigued by some potential areas of future exploration.

Publicly Traded Warrants

We recently announced that the Company reduced the exercise price to $1.75 of both series of its outstanding publicly traded warrants quoted under the symbols “ZNWAW” and “ZNWAZ” until December 31, 2012, their scheduled expiration date. Any and all warrants properly exercised in accordance with their respective terms prior to the expiration date will be accepted by Zion at the reduced exercise price and one share of registered common stock per warrant will be issued to the exercising warrant holder.

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To see the full press release that was issued on October 22, 2012, Click Here. http://www.zionoil.com/updates/uncategorized/zion-oil-reduces-the-exercise-price-of-outstanding-warrants-2.

General News

Zion is sponsoring Daystar TV's 'Refreshing Times Conference' to be held in November 2012 in Fort Worth, Texas. As per their website, Daystar Television Network covers the entire footprint of the world, reaching over 200 countries and up to 680 million households globally.

For details regarding Daystar TV's 'Refreshing Times Conference', please Click Here. http://www.daystar.com/rtc/.

To watch the film about Zion Oil & Gas, please click on the Sponsor link on the above web page, or Click Here. http://www.daystar.com/rtc/sponsor-zion-oil-gas/.

"In your good pleasure, make Zion prosper..."

Psalm 51:18

Victor G. Carrillo

President and COO

Zion Oil & Gas, Inc.

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, the ultimate results of the exploratory testing conducted, including core sampling, reservoir pressure and fluid sampling results, the presence or recoverability of hydrocarbons, plans to perform seismic surveys, the timing of these surveys, the impact of these surveys on identifying drilling prospects, the anticipated timeframe for drilling the next exploratory well, the sufficiency of cash reserves, ability to raise additional capital, timing and potential results thereof and plans contingent thereon are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

Contact Information:

Website: www.zionoil.com

Brittany Russell (dallas@zionoil.com)

Zion Oil & Gas, Inc.

6510 Abrams Rd., Suite 300

Dallas, TX 75231

Tel: 1-214-221-4610 or 1-888-891-9466

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